Filed Pursuant To Rule 433
Registration No. 333-167132
August 25, 2010
The Future of Commodities
Our new online report The Future of Commodities examines the world’s key commodities and markets, from oil and gold to rubber, coffee and more. With original articles, videos, comment and interactive graphics, this report will explain their production and trade, explore their investing opportunities and considers their future.
ARTICLES
•	Investors remain keen, if cautious, on commodities: Commodity investments have passed a major milestone, with assets under management topping $300bn for the first time, reports Javier Blas
VIDEO
•	The outlook for gold: Suki Cooper, precious metals analyst at Barclays Capital, talks to Javier Blas, commodities correspondent, about her outlook for gold
INTERACTIVE GRAPHIC
•	Commodities: A look at some of the world’s major commodities, their history and their market performance
Read more in The Future of Commodities ▶

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SPECIAL REPORTS
Investors remain keen, if cautious, on commodities
By Javier Blas
Published: August 17 2010 17:01 | Last updated: August 17 2010 23:00
Commodities in demand: traders in the pit at the London Metal Exchange.
Yearly investment inflows since 2000 have averaged nearly $25bn
Commodities have come into their own as an asset class over the past decade as institutional investors — particularly pension funds, insurance companies and endowments — seek to diversify their portfolios and hedge against rising inflation.
According to Barclays Capital, which publishes figures of assets under management for commodities, commodity investments this year passed an important milestone, with assets under management topping $300bn (£190bn, €230bn) for the first time.
The growth is remarkable for an asset class that only 10 years ago had just $10bn under management. Since 2000, investment inflows have amounted to an annual average of nearly $25bn, reports Barclays Capital. The appreciation of commodities has also propelled the total figure of assets under management.
The rise of commodities as an asset class began as investors were looking for an asset that performed well when others suffered. They discovered that commodities were negatively correlated to equities and bonds.
Even so, most institutional investors ignored commodities until the late 1990s and early 2000s. That changed after two US economists, Gary Gorton and K. Geert Rouwenhorst, published Facts and Fantasies about Commodity Futures, a famous research paper on the portfolio effects of investing in commodities. After building a simulated commodity index, they studied the returns from 1959 to 2004 and concluded that, while the risk premium of the commodities index was essentially the same as equities, returns were negatively correlated with equity and bond returns.
“The negative correlation between commodity futures and the other asset classes is due, in significant part, to different behaviour over the business cycle. In addition, commodity futures are positively correlated with inflation,” they said.
Their conclusion set the theoretical base for institutional investors’ rush into commodities. Most of them chose to employ the same vehicle that Mr Gorton and Mr Rouwenhorst built: a passive, long-only index. The indices, including the popular S&P GSCI, the Dow Jones-UBS and the oldest of all, the Thomson Reuters/Jefferies CRB, are still the most common way into commodities investment.
But today some investors are questioning whether commodities continue to be a non-correlated asset class, as raw materials such as crude oil and copper appear to move in tandem with stock indices such as the S&P 500. Analysts point out that it is not the first time commodities have correlated to other asset classes, particularly equities. It also happened in the early 1980s after the dramatic spike in inflation following the second oil crisis; in 1991-92, after the US recession following the first Gulf war; and in the aftermath of the dotcom bubble.
The most recent period of positive correlation between commodities and other assets appears unusual in its strength and duration.
But Roxana Mohammadian Molina, commodities analyst at Barclays Capital, says in a research note that the financial and economical crisis that preceded this episode of positive correlation was also unusual in its severity and length.
“It seems premature to draw conclusions about permanent changes in asset-class behaviour based on the extreme events of the past two years,” she says.
As questions about the asset class emerge, investment trends are also moving from the early days of simpler, long-only commodity indices investments towards more complex strategies. Pension fund managers and their bankers say this is proof that investment in commodities is maturing, with many more managers and products on offer than five years ago. The pension funds say that — on top of passive investment in market direction, providing what is known as a beta return — the industry is now eager to capture the skills of individual managers in an attempt to outperform, or provide an alpha return.
Some of the newer investments are also based on indices, but employing more complex strategies than the traditional simple indices, such as going overweight or underweight on certain commodities, depending on their relative price.
Bankers say there is a growing demand for tailored commodities indices, in particular shifting the investments into more long-dated futures contracts — an attempt to resolve a key problem in the commodities asset class.
Commodities indices are basically baskets of raw materials, and the investors who track them invest in nearby futures and roll their positions to the following contract ahead of the expiry date. The mechanics of selling the expiring contract and buying the nearby future — known as rollover — could create a problem. As investors sell one future and buy the following one, the shape of the futures curve is crucial to the profitability of commodities indices. In addition to the spot return, commodity index investors obtain a separate return — the roll yield — as they roll over trades each month. That return is positive when futures prices are lower than the prevailing front-month price — referred to as a backwardated market — and negative when futures prices are higher, or in contango.
For most of the early 2000s, when commodity indices were the star vehicle to gain access to commodities, the markets were in backwardation, offering strong “yield” returns to investors. But episodes of contango since 2006, and particularly in 2009-10, have eroded gains, in some cases more than offsetting the rise in spot prices, or added to losses when spot prices were declining.
Overall, these problems are driving investors to be more cautious in their allocations than in the torrid years of 2005-07, when massive amounts of money flowed into the asset class. But as the latest figures of assets under management topping $300bn suggest, investors, though watchful, remain keen on commodities.
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SPECIAL REPORTS
Central banks and investors weigh in as gold market transforms
By Javier Blas
Published: August 17 2010 17:01 | Last updated: August 17 2010 17:01
The global gold market has been transformed over the past decade. Jewellery, for decades the backbone of gold consumption, has moved to the sidelines amid voracious demand from investors. Central banks, for years big sellers of bullion, have performed a radical U -turn and started to buy.
These changes help explain the surge in gold prices to a nominal all-time high of more than $1,200 a troy ounce earlier this year, from roughly $250 an ounce in 2000. Adjusted for inflation, however, prices are still far from their all-time high above $2,300 an ounce, reached in 1980 during the Soviet invasion of Afghanistan and the oil crisis.
The arrival, en masse, of investors — particularly buyers of physical gold through bullion-backed exchange traded funds — is the more important of these shifts in the gold market. The popular SPDR Gold Shares, the world’s largest gold ETF, holds more than 1,280 tonnes of bullion, more than most central banks.
The buying spree meant that investors last year purchased more gold than buyers of jewellery for the first time in three decades, highlighting the growing impact of speculators on bullion prices.
However, some analysts believe the fact investors are buying more gold than the jewellery industry is a sign of a bubble.
GFMS, the consultancy that compiles benchmark supply-and-demand data on the precious metal, said earlier this year that investment demand doubled to 1,820 tonnes in 2009, while jewellery purchases fell by 23 per cent to 1,687 tonnes, a 21-year low.
Philip Klapwijk, executive chairman of GFMS, earlier this year warned that investors were likely to buy more gold again this year, but added that the bullion market could become vulnerable to a correction over the medium term if investors turned to other asset classes.
“As the macroeconomic environment gradually normalises, the gold market’s dependence on investment will become all too apparent with a substantial price retreat at that point on the cards,” Mr Klapwijk said.
Gold traders, jewellery industry executives and bankers believe gold prices have to fall towards $1,000 an ounce to witness noticeable purchases from the jewellery industry. However, they note that some buying could emerge at $1,100 an ounce.
According to GFMS, gold jewellery demand has fallen by a third from a peak of 3,294 tonnes in 1997, when gold was trading below $500 an ounce.
The other big change in the market has been the role of central banks. For two decades, these banks were net sellers of gold, but that trend has reversed as banks in Europe scale down their sales and others, such as those in China, India and Russia, make significant purchases.
The clearest example was India’s decision last year to buy 200 tonnes of the International Monetary Fund’s gold, following Beijing’s announcement that it had almost doubled its gold reserves to become the world’s fifth-biggest holder of the metal. Central banks in countries including Russia, Venezuela, Mexico and the Philippines are also buying gold, albeit in small amounts.
The shift is important for the gold market on two fronts: the fresh interest provides psychological support and, more importantly, slower sales reduce sources of supply. Last year, central banks sold 246 tonnes. Although this was the lowest amount in 10 years, it was equivalent to 10 per cent of global mined gold.
Suki Cooper, a precious-metals analyst at Barclays Capital in London, believes central banks could be net buyers of bullion this year, the first time in more than 15 years. That view is widely shared on the market. But analysts are not expecting central banks to purchase any significant amount of gold on a net basis over the next few years, making a repetition of the buying spree of the 1960s seem unlikely.
Even so, the more positive trend towards gold was highlighted recently by UBS, the Swiss bank, in its annual poll of central bank and sovereign wealth funds. It found nearly a quarter of central banks believed gold would become the most important reserve asset in the next 25 years.
At its annual seminar for sovereign institutions, UBS surveyed more than 80 central bank reserve managers, sovereign wealth funds and multilateral institutions with more than $8,000bn in assets. The results were not weighted for assets under management.
Asked what the most important reserve asset would be in 25 years, roughly half of polled officials chose the US dollar, but 22 per cent pointed to gold. Bullion was the second most popular response, well above others such as Asian currencies or the euro.
Analysts also said Asia’s central banks, from India to the Philippines, were the most likely to buy gold. They added that central banks and, crucially, sovereign wealth funds in the Middle East were also keen on the metal, although some bankers pointed out that sovereign wealth funds were more likely to be tactical buyers, seeking price appreciation, rather than strategic buyers seeking diversification and long-term security.
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SPECIAL REPORTS
A centuries-old concept, futures trading has kept pace with the times
By Chris Flood
Published: August 17 2010 17:01 | Last updated: August 17 2010 17:01
Open-outcry trading: still practised on the floor at the London Metal Exchange
Since the dawn of commerce, merchants have used forward contracts to secure supplies and alleviate the risks inherent in trading.
The terms of such contracts were usually individually negotiated to suit the needs of each trader, stipulating the delivery date of a fixed quantity of grain, rice or any other asset, for a fixed price.
But they were the forerunners of modern futures contracts, on which commodity trading is based.
Today, futures contracts have standard terms, which usually specify quantity (lot size), quality, contract expiration months, delivery dates and terms, and limitations on daily price swings.
Commodities are also frequently traded through options, which provide a right—but not an obligation — to buy (call) or sell (put) a standardised contract at an agreed price on a particular date or during a set period.
These modern derivatives contracts, which are traded on an exchange, allow market participants to trade at a fraction of the cost of the underlying asset, and have been essential for the massive growth of today’s global commodity markets.
The exact origins of futures trading remain unclear. But the Dojima Rice Exchange in Osaka, Japan, which was formed in 1650, had by 1730 developed many of the key elements that a modern trader would recognise.
The contracts traded were standardised rice bills, with contractual definitions for product quality as well as delivery time and location. They were traded on a central floor, using a standardised clearing system, and the exchange provided the mechanism for determining official settlement prices. Rice bills were traded on margin, so a dealer had to deposit 30 per cent of the market value of the underlying position with a clearing house.
More than a century later in the US, the Chicago Board of Trade (CBOT) was formed. It allowed its members to buy and sell grain for cash, but also facilitated the growing popularity of forward contracts, known as “to arrive” contracts. These allowed dealers to agree terms before the goods arrived, and led the CBOT to list a new type of standardised “futures” contract in 1865, the first time the term had been used.
The CBOT also adopted margin trading in 1865, and organised a clearing house of 17 banks, but it was not until 1925 that it developed a central counterparty clearing-house structure that would make the contracts truly a “future” in the fully modern sense.
Traditionally, futures contracts were traded in a system called “open outcry”, in a designated “pit”, so that traders could use hand signals or shout orders to each other across a trading floor. The London Metal Exchange still retains open-outcry trading for base metals on its trading floor, which is known as “The Ring”, although the system is supplemented by both telephone and electronic trading.
However, since the late 1990s, futures and options markets have become increasingly dominated by electronic trading, and many pits have closed. As recently as 1998, about 95 per cent of all US futures trading was accounted for by open outcry, but this figure has now dropped well below half.
As well as shifting away from open outcry, the types of commodities traded have changed. Agricultural commodities dominated commodity futures trading for much of the 20th century, but energy commodity futures have become increasingly important since the West Texas Intermediate (WTI) crude-oil contract started trading on the New York Mercantile Exchange (Nymex) in the early 1970s.
WTI is the single most important energy futures contract, with 137.4m contracts traded on Nymex last year, and a further 46.4m traded on the IntercontinentalExchange (ICE), according to the Futures Industry Association.
Yet Brent crude, the European benchmark oil contract, is seen by some analysts as a more accurate price barometer, as it is internationally traded, while WTI is a landlocked US crude. Brent traded 74.1m lots on ICE last year, according to the association.
Futures markets for gasoline (petrol), heating oil and distillates such as diesel and jet fuel have also developed since the 1970s, and there are large volumes of futures contracts traded for “cracks”, which represent the profit margins available between crude oil and petroleum products.
The number of energy derivatives (futures plus options) contracts traded globally reached 656.9m last year, up 12.9 per cent on 2008.
The enormous scale of futures trading, particularly compared with the size of underlying physical commodity production, has led to accusations that speculators have gained undeserved influence, particularly in the crude-oil market, which saw prices soar to a record high close to $150 a barrel in 2008.
Nevertheless, speculators have historically played an important role in providing liquidity for both producers and consumers who wish to hedge (protect) themselves against price volatility and to guarantee supplies at known prices.
The number of agricultural derivatives (futures plus options) contracts traded globally last year reached 927.6m last year, up 3.7 per cent on 2008. The corn, wheat and soya-bean contracts that are traded in Chicago on the CBOT act as global benchmarks, although the US is facing growing competition from commodity futures exchanges in China.
However, in the market for base metals such as copper and aluminium, the global trading centre remains the London Metal Exchange (LME), which provides reference prices for producers and consumers around the world. From its beginnings in the Jerusalem Coffee House in the 19th century, it has expanded to become one of the great financial exchanges of the world, and last year it traded 111.9m lots with a notional value of $7,410bn (£4,650bn, €5,600bn).
The LME has a strong record of innovation. In recent years it has started trading contracts for plastics, steel and minor metals such as cobalt and molybdenum.
In 2000, it introduced an index contract based on the six primary metals traded on the exchange, allowing investors access to futures and options trading without having to deal with the physical delivery, storage and transaction costs associated with the commodities.
And in the past few years, investors have increasingly accepted commodities as an asset class that belongs in a portfolio along with equities, bonds, real estate and cash. Assets held in commodity markets reached $292bn at the end of June compared with $89.7bn at the end of 2005, according to estimates from Barclays Capital.
Product innovations such as exchange traded funds have helped draw in new investors. ETFs, which are listed on stock markets, allow investors to trade either single commodities — such as gold — or a broadly diversified basket of commodities, as easily as buying or selling an individual equity.
ETFs now command the largest share of commodity assets under management at $121.5bn, compared with just $6.5bn at the end of 2005. Precious-metals ETFs have proved especially popular as “safe haven” Investments since the start of the global financial crisis, and now account for more than three-quarters of total commodity ETF holdings.
Medium-term notes (MTNs) or structured products also account for a substantial portion of commodity assets. MTNs, which usually guarantee an investor’s initial capital and promise a future pay-off, have seen assets grow to $59.5bn in June compared with $8.8bn at the end of 2005.
Looking forward, steel futures trading is still in its infancy, and looks likely to grow in importance as urbanisation in emerging markets continues. Carbon credits are expected to make an increasingly substantial contribution to growth in energy futures trading as environmental regulations become stricter.
The Hong Kong Mercantile Exchange is expected to launch later this year, and its first product will be a gold futures contract as Beijing moves to liberalise its gold market.
Betting on the index
Commodity indices, which allow investors to track the performance of broad baskets of commodities, accounted for $111bn (£70bn, €84bn) in assets at the end of June, up from $75bn at the end of 2005.
The first modern commodity index was created by the Commodity Research Bureau in 1957, and consisted of an average of 28 “spot”, or immediate delivery, commodity prices. Later, commodity indices were based on baskets of futures prices, and usually weighted by the importance of each commodity’s annual production.
The S&P GSCI Index, still the most widely followed benchmark in commodity markets, was launched in 1991. It is heavily weighted towards energy, and strongly influenced by developments in oil prices.
Subsequently, index providers have developed commodity indices that use rule-based strategies to take advantage of periods when commodities futures markets are in backwardation (when spot prices are above futures prices) or to mitigate the costs associated with contango (when spot prices are below futures prices).
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SPECIAL REPORTS
Commodities assert their strength on the trading floor
By Hal Weitzman
Published: August 17 2010 17:01 | Last updated: August 17 2010 17:01
Inspired by agriculture: the Chicago Board of Trade Building
The Chicago Board of Trade Building, a magnificent Art Deco edifice that stands at the south end of LaSalle Street in downtown Chicago, looks like a temple to agriculture.
Figures are carved in relief on either side of the clock that hangs over the front entrance: on the left, a Mesopotamian farmer holds a sheaf of wheat; on the right, an indigenous Mexican clutches stalks of corn. Thousands of interior details are based on representations of crops growing. A 31-foot-tall statue of Ceres, the Roman goddess of grain, crowns the building.
The designs reflect the importance of agriculture in the development of Chicago. Since the mid-19th century, the Windy City has thrived as a hub for trading the produce grown on the vast plains of the US Midwest prairie.
These days, the CBOT Building is home to the largest financial trading floor in the world, where derivative contracts — futures and options — are traded on a huge range of underlying assets, from the old faithfuls of corn and wheat to relative newcomers such as interest rates and currencies.
The vitality and noise these “open outcry” trading pits generate is impressive, but it masks the slow death of traditional ways of trading: almost 90 per cent of the market has become electronic. The size of the floor — with its octagonal pits, each a mini-amphitheatre — reflects the 2007 purchase of the CBOT by the Chicago Mercantile Exchange (CME), its younger rival, which quickly consolidated the two exchanges’ trading floors.
Whether on the screen or on the floor, commodity trading has long been eclipsed by the market for financial products. Agricultural products were the foundation of both the CBOT — which launched in 1848 with grain trading — and the Merc, as the CME was universally known, which started as the Chicago Butter and Egg Board in 1898.
In a flurry of innovation in the 1970s, the two exchanges developed a brand-new asset class: financial futures. Between them, they invented futures on currencies, interest rates, Eurodollars and stock indices — products that now account for 80 per cent of the volume at the CME.
The Merc was at the forefront of this trend. It launched currency futures — the first successful financial future — in 1972, and grew rapidly by developing its suite of financial products, to the point that agricultural commodities speedily diminished in importance to the exchange.
Yet commodities reasserted their significance for the CME Group, as the company renamed itself, with its $11.6bn (£7.3bn, €8.8bn) acquisition of the CBOT, and its $7.6bn purchase of the New York Mercantile Exchange (Nymex) in 2008. With each merger, it secured iconic suites of commodity products — grain contracts at the CBOT, energy and metals at Nymex — that now form the backbone of the group’s commodity offering.
While commodities account for roughly a fifth of the CME’s trading volumes, they provide a third of its total revenues, since the rates traders pay to use them are on average higher than those for financial products.
The listed energy products that came with Nymex are the most significant in terms of volume.
About 870,000 West Texas Intermediate (WTI) crude oil contracts trade hands every day, up sharply from 295,000 in 2005 and 176,000 in 2000. About 480,000 Henry Hub natural-gas contracts are traded every day, and roughly 116,000 heating-oil contracts.
The core legacy CBOT agricultural products are the next most traded. Corn trades about 300,000 contracts a day, compared with 136,000 in 2005 and 86,500 in 2000. Soya beans account for 171,000 contracts a day, and wheat 103,000.
The metals complex that was also part of the Nymex acquisition is the smallest, although in the past year it has been the fastest growing. Roughly 215,000 gold contracts are traded every day, compared with just 63,000 in 2005 and 26,000 in 2000. In silver, about 48,000 contracts change hands every day, while the figure for copper is 43,000.
The trend for all these markets in recent decades has been very positive. This year, the CME’s crude oil, natural gas, heating oil, gold and copper trading have hit record highs.
Demand for commodity derivatives has been driven by a host of macroeconomic factors, such as global population growth, yield enhancement, the consolidation of farmland, increased speculative interest and the attraction of non-traditional investments.
This increased demand has been facilitated by improvements in both trading and exchange technology. Central to the CME’s efforts has been electronic trading. Commodity markets went electronic in 2006, 14 years after financial futures trading first made the change.
“Electronic trading has been the most fundamental change we’ve seen in the commodity markets,” says Julie Winkler, managing director of research and product development at the CME. “It allowed our products to be so much more accessible — they can be accessed in 85 countries around the world.”
Commodity trading is still more floor based than for financial contracts, both because electronic trading came later to commodities and because options on agricultural futures are much more complex than their financial counterparts, which have translated more easily to the screen.
As the way commodities are traded at the CME has evolved, so have the traders who use them. First, the past decade has seen a surge in speculative interest in all kinds of derivatives markets, and commodities have proved attractive as a non-traditional investment.
“Commodities as an investable asset class have always been on the radar screen, but they’re more important as a diversification tool than they would have been 10-15 years ago,” says Ms Winkler. “Derivatives allow a relatively efficient and easy way for people to gain that exposure, versus going out into the physical market and trying to acquire these commodities.”
Electronic trading has also brought business from professionals who had previously focused on financial contracts. Ms Winkler says the CME has seen much interest over the past five years from hedge funds and proprietary trading groups that want to expand into trading agricultural commodities.
On the other hand, the exchange is keen to keep some parts of the market traditional. As part of the Nymex purchase, it obtained ClearPort, an electronic clearing platform for over-the-counter transactions. This is of particular importance in the energy markets, where much business remains conducted between two parties over the telephone.
ClearPort enables such transactions to be cleared — meaning the CME stands in between the two traders and becomes the counterparty to both, effectively removing the risk that one will default on the deal.
Since the Nymex takeover, the CME has launched 1,500 new contracts on ClearPort, almost all of them energy swaps, building it into a business that makes up about a 10th of its total revenues.
Moreover, when it comes to OTC trading, commodities are ahead of financials, since the CME plans to use ClearPort to launch clearing for interest rate and currency swaps later this year.
Joe Raia, a Nymex veteran who stayed on after the takeover and is now the managing director of energy and metals at the CME, says the challenge is great, not least because the difference between the two markets is significant.
“The trick is making sure you don’t make it a ‘one size fits all’,” he says. “ClearPort worked in energy because the timing was right — energy firms had to clear over-the-counter contracts in order to mitigate their risk. The risk is trying to fit that same model around everything, and I don’t think it necessarily will work in exactly the same way.”
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SPECIAL REPORTS
Investors turn to commodities when other markets fail to deliver
By Ellen Kelleher
Published: August 17 2010 17:01 | Last updated: August 17 2010 17:01
When equity markets take a plunge, private investors tend to buy into soft and hard commodities to diversify their portfolios and improve returns.
Logic guides their interest. In the past decade, commodities have collectively outperformed most other assets, including equities, corporate bonds and property.
Indeed, Standard & Poor’s commodity spot price index nearly tripled the return offered by the FTSE 250 in the past 10 years — for example, rising 146 per cent against a 52 per cent return by the UK’s mid-sized companies.
In the short term, however, the commodity sector’s performance is unremarkable. A report from ETF Securities, the exchange traded product provider, suggests performance across a clutch of hard and soft commodities was mixed at best in the first six months of the year.
Gold continued to shine, rising 34 per cent in euro terms, while the FTSE 100 dropped 14 per cent in the same period. Silver jumped by 10 per cent in sterling terms, platinum by 5 per cent and palladium by 13 per cent. Crude oil traded at $70-$85 a barrel, meanwhile, and natural-gas prices were flat.
But some agricultural crops and industrial metals were hit badly. Aluminium and copper prices lost more than 10 per cent, while the cost of sugar fell by an eye-popping 40 per cent.
Nevertheless, the slowdown in the performance of some commodities has not dissuaded investors from rushing to buy precious metals. Exchange traded funds (ETFs) backed by gold and platinum were in demand in the first six months of the year, with ETF Securities reporting respective inflows of $2.8bn (£1.8bn, €2.1bn) and $500m into the two metals.
Heightened fears about sovereign debt issues and the stability of the euro have led to a rise in “safe haven” buying of bullion, and holdings in ETFs backed by gold have reached record levels at 2,002 tonnes, or roughly $77bn.
While natural resources funds offer access to mining companies and rising metal prices, investors interested in gaining exposure to the metals — and to other commodities such as food crops — tend to turn to ETFs.
ETFs, which often carry fees of less than 0.5 per cent, appeal to investors who trade frequently. Their share prices move in line with the price of a particular commodity, and they can be backed by physical assets. As they are open ended, investors do not have to worry about whether their shares trade at discounts or premiums to their net asset value.
Investors’ appetite for commodity-related exchange traded products has slowed this year, in line with the drop in prices in many areas, but competition among providers for a share of the market is fierce, particularly in Europe.
Already this year, providers in Europe have launched 122 commodity-related exchange traded products, compared with 66 new launches last year, in what Christos Costandinides, ETF strategist at Deutsche Bank, describes as a “race for assets”.
At the end of 2005, just $6.5bn was held in commodity exchange-traded products, representing 7.2 per cent of all assets invested in commodity markets, according to estimates from Barclays Capital. By April of this year, that figure had grown to $114.6bn, making up 39 per cent of a total pool of commodity assets of $293.8bn.
Investors who buy into commodity-backed ETFs can choose to track individual crops, such as corn and sugar, or a more general index. They also have the option to short a particular crop or bet that its price will fall, points out Justin Modray, founder of CandidMoney.com, a financial advisory website.
In the first quarter of the year, for example, inflows into ETFs — which shorted the copper price — surged by $100m as more investors wisely chose to position their portfolios for a decline in the metal’s price.
Forecasts of higher prices for wheat, corn and soya beans over the long term are encouraging more investment managers to roll out agricultural funds in the UK. So far this year, in spite of volatile market conditions, two funds with a focus on agricultural companies have debuted: BlackRock’s BGF World Agriculture and First State’s Global Agribusiness, which is an onshore open-ended investment company of an Irish fund of the same name.
Both of these funds — which buy into palm-oil and soya-bean plantations, and fertiliser, tractor and pesticide makers — are based on a simple assumption: food prices will continue to rise as the tastes of the world’s growing population evolve and the supply of arable land falls.
But private investors looking to gain exposure can still only choose from eight London-listed funds. Eclectica Agriculture is the only one with a three-year track record, according to Morningstar, the fund rating company, and it is down 13 per cent in that period.
The returns of natural resources funds, which invest largely in miners, are more impressive by comparison. First State’s Global Resources fund has gained 108 per cent in the past five years, according to Morningstar, while BlackRock’s World Mining fund has risen 127 per cent over the same period.
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The Future of Commodities
Javier Blas
Welcome back to the Financial Times as part of the Future of Commodities special report. With me today, Suki Cooper, commodities analyst at Barclays Capital to discuss the outlook for gold.
So, Ms. Cooper, what do you think that gold prices are going to be from here to the end of the year?
Suki Cooper
We expect gold to average $1,215 in the current quarter and then to post higher highs in the fourth quarter and to average $1,260 an ounce. So we are expecting some more upside of prices after the summer softness in demand that we can see. We think the investment demand behind gold still remains strong and we think that will drive prices higher in the fourth quarter.
Javier Blas
And you think that that’s the case also for next year in 2011?
Suki Cooper
We expect prices to set new highs in 2011. We’re expecting gold prices to average $1,300 an ounce in the first quarter of 2011, because many of those factors that are driving investment demand still remain intact: Concerns about the shape of the economic recovery, whether inflation will spiral, when interest rates will start to increase. All these factors are continuing to support investment demand and we’re likely to see more upside in prices.
Javier Blas
What are the role of central banks? Because we have seen central banks as net sellers of gold during the last, almost 20 years. And now we have seen more central banks buying gold, with China, India and on the sidelines Sri Lanka and all those. Do you think that they’re going to become a big factor and they could become even net buyers of gold?
Suki Cooper
It’s been a huge change in dynamic of the markets. Central bank reserves peaked in the 1960s at almost 40,000 tons. Back then, it was about half of the above-ground stocks. But now they have been sellers and that has weighed upon prices, certainly in the 1990s. But, as you mentioned, the recent change is not necessarily going to be a huge shift in terms of the gold market balance, we’re only expecting a small change and we do see the shift onto net buyers. But we think the change in sentiment towards gold is perhaps even more important.
Javier Blas
What about the Chinese market? Because recently we have seen China buying more gold, investors there having more appetite for physical gold. And, more importantly, some noises from Beijing and the central bank about loosening up, opening farther the gold market in the country. What do you think is going to happen?
Suki Cooper
I think China is such an interesting phenomenon in terms of gold demand. When we saw gold demand last year plummeting around the world, China was the only country where we saw growth in demand. And one of those factors is exactly that, the deregulation of the industry has supported demand. There’s been much pent-up demand, as well. Of course, the economic growth has supported gold demand, but the eventual deregulation of the industry continues to support investment demand. So we think it will remain an important factor and it will continue to drive demand in the market, as well. But the question really is whether supply can keep pace with this demand, if we continue to see investment demand as well continue to grow, as well as the demand in China, then supply will need to grow. But at the moment, it looks like the growth that we’re seeing in China is contained by the growth that we’re seeing in supply.
Javier Blas
China already is the largest producer of gold. So you think that if this train of buying continues, we’re going to see even China needing to import gold because there is not enough supply?
Suki Cooper
The market has been balanced until now. They’ve pretty much consumed what they produced domestically, as well. But for China to increase its reserves, if China wanted to diversify its reserves, say to 10%, it would need to consume 16 years of its own domestic supply, or almost two to three years of global gold supply.
So, if China wants to continue to increase its demand, then we do need to see an increase in supply. But at the moment, the countries where we’re seeing growth in

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supply are really Russia and China and here we’ve seen that the demand domestically is actually taking up that supply, so on a global basis, we’re not seeing a huge increase in terms of supply.
Javier Blas
The other big theme globally has been that investors are buying more than the jewelry sector. And that has been almost an unprecedented situation, at least we have to go back 25 years to find a similar situation. Do you think that this is sustainable in the long-term, that the investors are the main driver? Or at some point jewelry is going to regain his old seat and then prices need to go down for the jewelry sector to have the appetite to buy gold?
Suki Cooper
That’s a very important change we’ve seen and it’s the biggest shift we’ve seen in terms of demand side of the market, where investment demand is making up a growing share. And investment demand does need to continue to grow if prices are going to push higher.
But on a quarter-by-quarter basis, we’ve only really seen one quarter where investment demand—and here I’m really talking about the ETPs—have actually exceeded jewelry demand and that was in Q1 ‘09. So, on a quarter basis, investment demand hasn’t outpaced jewelry demand, but certainly, if prices are going to continue to grow, we need investment demand to grow. But longer term, we do think jewelry demand will need to pick up the bulk of gold’s end use. And, if investment demand slows, then jewelry demand will need to come in and provide that floor for gold prices.
So we do expect gold prices to ease beyond 2011 and, in that case, that’s where jewelry demand will provide the floor for prices.
Javier Blas
Suki Cooper of Barclays Capital, thank you for joining us. More on the special report on Future of Commodities online on FT.com.

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…rt: The Future of Commodities

…ure of Commodities

Global commodities

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Gold
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Gold

One of the most widely recognised commodities, gold has been used since 4,000 BC not only in jewellery, but also as a unit of economic exchange.

Investors traditionally turn to the yellow metal during times of market turbulence, which helped the spot price of gold reach an all-time high of $1,264.90 per troy ounce in June 2010 – although adjusted for inflation, prices peaked in 1980 at $2,300 following the Soviet invasion of Afghanistan and the oil crisis.

Prices have since eased due to investor fears over a growing surplus in production supply and weakening jewellery demand worldwide.

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